Exhibit 99.1

3 D PRINTED ELECTRONICS August 2017 NASDAQ / TASE: NNDM

This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the market potential of our products, the anticipated timeline of anticipated sales and revenues and additional opportunities for our products, including bio - printing of stem cells . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2016 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances , changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . Forward Looking Statements NASDAQ / TASE : NNDM 2

Company Overview • Founded - 2012 , NASDAQ / TASE listed (NNDM) •  00 + employees • Leading additive manufacturing technology company  for 3 D printed electronics •  F acilities include :  printer manufacturing facility ,   chemistry and physics labs and ink production facility • Total funding to date : $ 47 M NASDAQ / TASE : NNDM 3

VISION Disrupting, shaping and defining the future of how electronics are made MISSION 3 D printer for multilayer PCBs Advanced nanotechnology  - based conductive and dielectric inks NASDAQ / TASE : NNDM 4

Q 3 2014 Q 1 2016 Q 2 2017 Q 2 2015 Q 3 2016 Q 3 2017 Began trading on TASE Commenced trading on NASDAQ Beta program launched – 3 D printers supplied to leading companies worldwide Introduction of the Alpha version of the DragonFly 2020 Beta program recruitment completed T ransition to early access commercial sales Milestones NASDAQ / TASE : NNDM 5

Successful Beta  P rogram • Goal: initial market penetration ; working with leading  customers • 16 leading companies from a wide range of industries : defense, consumer goods, medical devices, and financial services • Feedback used to upgrade and refine technology, printing capabilities, and work processes • Achieved beta program targets and received positive feedback, allowing transition to early access commercial sales NASDAQ / TASE : NNDM 6

Global  Success Distribution Partner Beta Customer Company Office X 9 X 1 X 6

DragonFly™ 2020 3D Printer Competitive Advantages

3D print multilayer PCB prototypes

Unique capabilities shown in the beta program



NANO DIMENSION
Dragonfly

- Speed
- Reliability
- Conductivity
- Multimaterial
- Scalability
- High resolution
- New geometries
- Mechanical strength
- Reflow solderability

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 8

Early  Access Comme r cial Sales • High manufacturing capabilities - meeting future demands • Manufacturing agreement with Flex • New nano - ink production facility • Distribution and collaboration agreement s in the Bay Area , UK , Canada and Australia • US Subsidiary, presence in the Silicon Valley. The US branch will support sales and customer care efforts NASDAQ / TASE : NNDM 9

Electric  Circuits (PCBs) Everywhere Growing Opportunities in a Diverse Set of Industries Consumer Electronics & IoT Telecom Automotive & Industrial Defense Aviation & Aerospace Medical Devices NASDAQ / TASE : NNDM 10

Global PCB market



$35B***
$62B**
$74B
2006
2013
2017

Large and Growing Market for PCB Prototyping

- Nano Dimension addresses a multi-billion dollar market for PCB prototypes and 3D circuitry*
- Unmatched enterprise level 3D printer for production of complex multilayer PCBs for rapid prototyping
- Solution replaces traditional prototyping alternatives
- 90% of PCBs now manufactured in Asia

Source: * Nano Dimension | ** BPA Consulting Lucintel | *** TTM Technologies







OUTSIDE
33°C
RANGE
450
94652
99999 km



NANODIMENSION 3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 11

The PCB Prototyping Challenge Design file sent to 3 rd party manufacturer 3 D printer: In - house rapid prototyping Hours! • Several weeks • Slow time - to - market Nano Dimension’s 3 D PCB Solution NASDAQ / TASE : NNDM 12 “The speed of the DragonFly 2020 3 D Printer makes it possible for PHYTEC designers to get PCB prototypes 10 - 15 times faster than the traditional way,” says Bodo Huber, Chief Technology Officer at PHYTEC (Beta customer). “Errors can be immediately detected and eliminated. The result is increased quality of design, faster designs, and shorter design cycles – from months or weeks to days.”

TECHNOLOGICAL EDGE Integrating H igh R esolution I nkjet and A dvanced N ano I nks High Performance Nano Inks Advanced 3 D Printing NASDAQ / TASE : NNDM 13

Combine e lectronic c omponents within PCBs as part of the printing process 3 D printing of rigid PCB combined with flexible conductive connectors 3 D printing of ceramic materials - in collaboration with the Israeli Ministry of Defense Received grant approval for  collaboration with Harris Corporation for development of 3 D printing of electronic modules for space  applications Bio - printing Nano - copper ink Next Generation Technology New Solutions NASDAQ / TASE : NNDM 14

Future Roadmap

Progress Toward More Advanced Solutions and Additional Markets

Current System



Prototyping 3D

PCB Printer for rapid prototyping

Larger objects
Higher resolution traces

Meeting the needs of additional market segments


Speed
Scale
Materials

Unique technologies for jetting, curing, etc.

Industrial production, Throughput potential

Broad materials portfolio, functional inks

Applications to print electrical components: resistors, capacitors, transistors

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 15

Nano  Dimension ’ s  IP Conductive inks  licensed from  the Hebrew University Developing ceramic ink • Developing nano copper  ink • Nickel nanoparticles, collaboration with Prof. Markovich, Tel Aviv University Additional IP  System, printing process, software, materials, design 3 D bio - printing NASDAQ / TASE : NNDM 16 16 Patents & Applications 3 Patents 2 Patent Applications

New  Horizons 3 D Bio - printing of Cells and Tissues • Nano Dimension to establish a subsidiary for Bio - printing to focus on kidney diseases • Separate funding for the Bio Subsidiary, distinct from Nano Dimension • Successfully 3 D printed viable cell - based tissue in a series of preliminary tests • Precise multimaterial printing technologies also suit able for other domains • Rapid 3 D Bio - printing of cells, tissues and organoids can play a significant role in drug discovery and screening • Filed 2 patent applications in the field of bio printing NASDAQ / TASE : NNDM 17

23 % Inte r ested Parties’ holdings *** 77 % Public f loat Financial • NASDAQ, TASE: NNDM (ADR level 3 , ratio: 1:5 ) • March 2016 commenced trading on NASDAQ • Market Cap: $  M** • Shares outstanding: 61.8 M* (equivalent to 12.35 M ADS), Public float: ≈ 77% • Cash: $ 16.5 M*, no debt • Total funding to date: $ 47 M * As of June 30 , 2017 ** As of August 1 , 2017 *** Officers, Directors and over 5 % shareholders NASDAQ / TASE : NNDM 18

Amit Dror CEO and Co - Founder Yael Sandler CFO Eyal Herskovitz Quality Manager Sharon Fima CTO and Co - Founder Avi Shabtai VP R&D Yariv Hillel Operation Manager Simon Fried CBO and Co - Founder Shachar Kedem VP Customer Care Tamar Rozen HR Manager Dr. Hila Elimelech VP Materials Management NASDAQ / TASE : NNDM 19

Board and Advisory



Itschak Shrem
Chairman of the Board

40+ years of experience as founder of several VC funds, including the first Israeli VC and director in public companies. Founder and chairman of a $1B hedge fund. Graduated companies from venture to exit.



Ofir Baharav
Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley.



Prof. Shlomo Magdassi
Advisory Board

Professor at the Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel.



Zeev Bregman
Advisory Board

Former CEO of Nice Systems and Comverse.



Avi Reichental
Director

Former president and CEO at 3D Systems (NYSE: DDD). General partner at OurCrowd First, Israel's most active early-stage venture fund. Founder, chairman and CEO of XponentialWorks, a venture investment, advisory and product development company.

Other board of directors and advisory members:
Amit Dror, Simon Fried, Sharon Fima, Irit Ben-Ami, Roni Kleinfeld, Abraham Nahmias, Eli Yoresh, Ilan Atias

NANODIMENSION
3D PRINTED ELECTRONICS
NASDAQ / TASE : NNDM 20

Copyright

© 2016 Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed August 2017 DragonFly™ Thank You @nanodimensiontech @ 3 Dpcb ww w .nano - di.com